Exhibit 15.8

Garth Mitchell

ExplorMine Consultants

20 Villa Grande, Riverside Road, Beverley, Johannesburg

CONSENT OF QUALIFIED PERSON

I, Garth Mitchell, consent to the public filing of the technical report titled “The Mineral Resource Estimate for the Merensky and UG2 Reefs for the Ga-Phashsa Project Area, Limpopo Province, Republic of South Africa” .

I also consent to any extracts from or a summary of the Technical Report used by Anooraq Resources Corporation.

I certify that I have read all reports being filed by Anooraq Resources Corporation and that they fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED the 31st day of March, 2012.

/s/ Garth Mitchell
Garth Mitchell